Exhibit 99.1

Yingli Green Energy Reports Fourth Quarter and Full Year 2011 Results

Q4 Non-GAAP Gross Margin of PV Modules Was 12.7%

Full Year 2011 PV Module Shipment Reached 1,603.8 MW

Full Year Non-GAAP Gross Margin of PV Modules Was 20.6% and Non-GAAP Diluted EPS Was US$0.76

BAODING, China, February 29, 2012— Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter 2011 Consolidated Financial and Operating Summary

•                      Total net revenues were RMB 2,567.6 million (US$408.0 million) and PV module shipment decreased by 29.8% quarter over quarter.

•                      Gross profit was RMB 77.3 million (US$12.3 million), representing an overall gross margin of 3.0%, which reflected a non-cash inventory provision of RMB211.2 million (US$33.6 million). Gross margin of PV modules excluding the non-cash inventory provision would be 12.7%.

•                      Operating loss was RMB 3,784.2 million (US$601.2 million), which reflected an aggregate of RMB 3,611.3 million (US$573.8 million) non-cash charges, including an impairment of long-lived assets of Fine Silicon Co., Ltd. (“Fine Silicon”), the Company’s in-house polysilicon production subsidiary, of RMB 2,275.0 million (US$361.5 million), an impairment of goodwill of RMB 273.4 million (US$43.4 million), a provision of RMB 851.7 million (US$135.3 million) on the Company’s inventory purchase commitment under long-term polysilicon supply contracts and the inventory provision mentioned above. Excluding such non-cash charges, operating loss would be RMB 172.8 million (US$27.5 million), representing an operating margin of negative 6.7%.

•                      Net loss(1) was RMB 3,772.4 million (US$599.4 million) and loss per ordinary share and per American depositary share (“ADS”) was RMB 24.37 (US$3.87).

•                      On an adjusted non-GAAP(2) basis, net loss was RMB 126.5 million (US$20.1 million) and loss per ordinary share and per ADS was RMB 0.82 (US$0.13).

Full Year 2011 Consolidated Financial and Operating Summary

•                      PV module shipment increased by 51.1% year over year to 1,603.8 MW.

•                      Total net revenues were RMB 14,678.0 million (US$2,332.1 million).

•                      Gross profit was RMB 2,449.7 million (US$389.2 million), representing an overall gross margin of 16.7%. Excluding a non-cash inventory provision of RMB 469.9 million (US$74.7 million), gross margin of PV modules would be 20.6%.

•                      Operating loss was RMB 2,695.1 million (US$428.2 million), representing an operating margin of

(1)  For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

(2)  All non-GAAP measures exclude share-based compensation, non-cash interest expenses, additional accounting charge upon the previously announced conversion of the senior secured convertible notes due 2012 (the “Convertible Notes”), gain on bargain purchase from an acquisition, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company, non-cash inventory provision, non-cash valuation allowance for deferred tax assets, non-cash impairments of long-lived assets and goodwill and non-cash provision for inventory purchase commitments. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

negative 18.4%. Excluding the RMB 3,870.0 million (US$614.9 million) non-cash charges consisting of an inventory provision, an impairment of long-lived assets, an impairment of goodwill and a provision on the Company’s inventory purchase commitment under long-term polysilicon supply contracts, operating income would be RMB 1,174.9 million (US$186.7 million), representing an operating margin of 8.0%.

•                      Net loss was RMB 3,208.9 million (US$509.8 million) and loss per ordinary share and per ADS was RMB 20.46 (US$3.25).

•                      On an adjusted non-GAAP basis, net income was RMB 773.7 million (US$122.9 million) and diluted earnings per ordinary share and per ADS were RMB 4.81 (US$0.76).

•                      As of December 31, 2011, the Company had repurchased approximately 5.6 million of outstanding ADSs for a total consideration of US$19.6 million under the Share Repurchase Program announced in September 2011.

“The PV industry experienced tremendous pressure in 2011 due to supply-demand imbalance throughout the value chain. This pressure was exacerbated by incentive adjustments in major solar markets and implementation of government austerity measures in Europe. Yingli Green Energy successfully navigated the intensified competition by achieving full year 2011 module shipments of 1,603.8 MW, representing a volume increase of fifty-one percent over 2010. This increase was attributable to our differentiated market channels, strong brand and end market diversification,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “While our module shipment volume in the fourth quarter was down from the previous quarter, we strengthened our position in major markets such as Germany, China and the United States.”

“As one of the solar pioneers, Germany has created a strong foundation for the establishment and growth of leading solar EPC and distribution companies that now operate across Europe and globally. Beyond our continued efforts in Germany, we will deploy more resources in other European markets. The US market grew in-line with expectations in 2011 and we achieved our targets for the region. We maintain a cautiously optimistic view toward the US market in 2012 and expect to see more clarity emerge from the anti-dumping and countervailing duty investigation process. As one of the most promising markets, China is expected to sustain its strong growth momentum supported by the boom of the utility segment and the steady growth of the roof-top segment. In 2011, sales to China accounted for approximately twenty-two percent of our total revenues, compared to approximately six percent a year ago. Going forward, we will continue our firm commitment to China and strengthen our leading position in this fast growing market.”

“On the supply chain management front,” Mr. Miao continued, “through diversifying our supplier base, establishing long-term strategic partnerships with high-profile suppliers and implementing the vendor-managed inventory program for domestic suppliers, we were able to bring down not only material cost but also working capital requirements. Furthermore, we are constructing a unified procurement platform for all of our manufacturing facilities to take advantage of economies of scale. In addition to decreased material costs, we have continued to drive down the module cost through higher cell efficiencies and higher yields.”

“Challenges continue in 2012 due to potential incentive adjustments in European markets and the anti-dumping and countervailing duty investigation in the US. However, the potential risks are mitigated by the clear increase in PV applications globally as solar electricity has become much more affordable. We are confident that we will continue to gain market share by leveraging our strong brand, cutting-edge technology and competitive cost structure. We are on track to add another 750 MW manufacturing capacity in Haikou, Tianjin, Hengshui and Baoding this year, which we expect will support our full year shipment guidance of 2.4 to 2.5 GW for 2012.” Mr. Miao concluded.

Fourth Quarter 2011 Financial Results

Total Net Revenues

Total net revenues were RMB 2,567.6 million (US$408.0 million) in the fourth quarter of 2011, compared to

RMB 4,258.6 million in the third quarter of 2011 and RMB 4,066.2 million in the fourth quarter of 2010. The decrease in total net revenues quarter over quarter was due to the decline in both average selling price and PV module shipment in the fourth quarter of 2011.

Gross Profit and Gross Margin

Gross profit was RMB 77.3 million (US$12.3 million) in the fourth quarter of 2011, compared to RMB 458.5 million in the third quarter of 2011 and RMB 1,337.7 million in the fourth quarter of 2010.

Overall gross margin was 3.0% in the fourth quarter of 2011, compared to 10.8% in the third quarter of 2011 and 32.9% in the fourth quarter of 2010. The decrease in gross margin from the third quarter of 2011 was primarily due to the decline in the average selling price and, to a lesser extent, a non-cash inventory provision of RMB 211.2 million (US$33.6 million) upon review of the Company’s inventory. The decrease in the gross margin quarter over quarter was partially offset by the reduced total cost of PV modules, which was primarily attributed to the decline in the prices of polysilicon and auxiliary materials, as well our continuous efforts in reducing processing cost. Gross margin of PV modules excluding a non-cash inventory provision would be 12.7% in the fourth quarter of 2011.

Operating Expenses

Operating expenses were RMB 3,861.5 million (US$613.5 million) in the fourth quarter of 2011. Excluding non-cash charges, consisting of an impairment of long-lived assets, an impairment of goodwill and a provision for the Company’s inventory purchase commitment under long-term polysilicon supply contracts, operating expenses would be RMB 461.4 million (US$73.3 million), compared to RMB 464.1 million in the third quarter of 2011 and RMB 394.3 million in the fourth quarter of 2010.

In the fourth quarter of 2011, due to the challenging solar market conditions and the significant reduction of the Company’s market capitalization since the second quarter of 2011, the Company recognized an impairment of long-lived assets of Fine Silicon of RMB 2,275.0 million (US$361.5 million) and an impairment of goodwill of approximately RMB 273.4 million (US$43.4 million). The impairment of long-lived assets of Fine Silicon was to reflect the less than expected profit-generating ability of Fine Silicon’s assets due to a sharp decline in the spot market price of polysilicon. The goodwill subject to the impairment was originated from the historical acquisitions of equity interests in 2006, 2007 and 2008 in Tianwei Yingli, an operating subsidiary of the Company.

The Company further recognized a provision of RMB 851.7 million (US$135.3 million) on its inventory purchase commitment under long-term polysilicon supply contracts as a result of continuing decline in the polysilicon purchase price. The management has been negotiating with its suppliers on adjusting the prices under these long-term contracts. Should the actual purchase prices upon delivery be revised down in the future, the provision would be reversed to the extent of the amount recovered.

Excluding the non-cash charges, operating expenses as a percentage of total net revenues would be 18.0% in the fourth quarter of 2011, compared to 10.9% in the third quarter of 2011 and 9.7% in the fourth quarter of 2010.

Operating Loss and Margin

As a result of the foregoing, operating loss was RMB 3,784.2 million (US$601.2 million) in the fourth quarter of 2011, compared to operating loss of RMB 5.5 million in the third quarter of 2011 and operating income of RMB 943.5 million in the fourth quarter of 2010.

Operating margin was negative 147.4% in the fourth quarter of 2011, compared to a negative operating margin of 0.1% in the third quarter of 2011 and a positive operating margin of 23.2% in the fourth quarter of 2010. Excluding the non-cash impairment charges, operating margin would be negative 6.7% in the fourth quarter of 2011.

Interest Expense

Interest expense was RMB 182.0 million (US$28.9 million) in the fourth quarter of 2011, compared to RMB 156.4 million in the third quarter of 2011 and RMB 130.6 million in the fourth quarter of 2010. The increase from the third quarter of 2011 was primarily due to an increase in interest rate.

As of December 31, 2011, the Company had an aggregate of RMB 14.2 billion (US$2.3 billion) bank borrowings, medium-term notes and convertible notes, an increase of 3.0% from RMB 13.8 billion as of September 30, 2011. The weighted average interest rate for debt outstanding in the fourth quarter of 2011 was 6.77%, compared to 6.19% in the third quarter of 2011.

Foreign Currency Exchange Losses

Foreign currency exchange loss was RMB 134.0 million (US$21.3 million) in the fourth quarter of 2011, compared to foreign currency exchange loss of RMB 153.2 million in the third quarter of 2011 and RMB 62.9 million in the fourth quarter of 2010. The foreign currency exchange loss in the fourth quarter of 2011 was primarily due to the depreciation of the Euro and the U.S. dollar against the Renminbi.

Income Tax Benefit (Expense)

Income tax benefit was RMB 249.3 million (US$39.6 million) in the fourth quarter of 2011, compared to income tax benefit of RMB 34.4 million in the third quarter of 2011 and income tax expense of RMB 121.7 million in the fourth quarter of 2010. Income tax benefit in the fourth quarter of 2011 was mainly the result of a deferred tax benefit recognized in connection with the net losses incurred in the quarter.

Net Loss (Income)

Net loss was RMB 3,772.4 million (US$599.4 million) in the fourth quarter of 2011, compared to a net loss of RMB 180.5 million in the third quarter of 2011 and net income of RMB 522.0 million in the fourth quarter of 2010. Loss per ordinary share and per ADS was RMB 24.37 (US$3.87) in the fourth quarter of 2011, compared to RMB 1.14 in the third quarter of 2011 and diluted earnings per ordinary share and per ADS of RMB 3.25 in the fourth quarter of 2010.

On an adjusted non-GAAP basis, net loss was RMB 126.5 million (US$20.1 million) in the fourth quarter of 2011, compared to net income of RMB 142.7 million in the third quarter of 2011 and RMB 565.9 million in the fourth quarter of 2010. Adjusted non-GAAP loss per ordinary share and per ADS was RMB 0.82 (US$0.13) in the fourth quarter of 2011, compared to adjusted non-GAAP diluted earnings per ordinary share and per ADS of RMB 0.89 in the third quarter of 2011 and RMB 3.53 in the fourth quarter of 2010.

Balance Sheet Analysis

As of December 31, 2011, Yingli Green Energy had RMB 5,613.3 million (US$891.9 million) in cash and restricted cash, compared to RMB 5,926.3 million as of September 30, 2011.

As of December 31, 2011, accounts receivable were RMB 2,411.9 million (US$383.2 million), compared to RMB 3,342.8 million as of September 30, 2011. Days sales outstanding increased to 85 days in the fourth quarter of 2011 from 71 days in the third quarter of 2011.

As of December 31, 2011, accounts payable were RMB 2,977.2 million (US$473.0 million), compared to RMB 3,618.8 million as of September 30, 2011. Days payable outstanding increased to 108 days in the fourth quarter of 2011 from 86 days in the third quarter of 2011.

As a result, working capital represented by current assets less current liabilities was negative RMB 211.3 million (US$33.6 million) as of December 31, 2011, compared to positive RMB 434.0 million as of September 30, 2011.

As of the date of this press release, the Company had approximately RMB 7,062.7 million in unutilized short-term lines of credit, and RMB 4,755.8 million committed long-term facility that can be drawn down in the near future.

Full Year 2011 Results

Total Net Revenues

Total net revenues in 2011 were RMB 14,678.0 million (US$2,332.1 million), an increase of 17.4% from RMB 12,500.0 million in 2010. PV module shipment volume in 2011 was 1,603.8 MW, an increase of 51.1% from 1,061.6 MW in 2010. The increase in total shipment volume was primarily due to higher recognition of the Company’s brand and proven performance of its products, and was supported by the completion of an additional 600 MW of production capacity for each of polysilicon ingots and wafers, PV cells and PV modules in the third quarter of 2011. The increase in total shipment volume was partially offset by the decline in average selling price for PV modules compared to 2010.

Gross Profit and Margin

Gross profit in 2011 was RMB 2,449.7 million (US$389.2 million), compared to RMB 4,152.8 million in 2010. Overall gross margin was 16.7% in 2011, compared to 33.2% in 2010.

In the third quarter and fourth quarter of 2011, the Company made non-cash inventory provision of RMB 258.6 million and RMB 211.2 million (US$33.6 million), respectively, upon review of its inventory. Gross margin of PV modules excluding the non-cash inventory provision would be 20.6% in 2011.

Operating Expenses

Operating expenses in 2011 were RMB 5,144.7 million (US$817.4 million), compared to RMB 1,372.2 million in 2010. The significant increase in operating expenses from 2010 to 2011 reflected a non-cash impairment of long-lived assets of RMB 2,275.0 million (US$361.5 million) relating to Fine Silicon, a non-cash impairment of goodwill of RMB 273.4 million (US$43.4 million) relating to the goodwill originated from the historical acquisitions of equity interests in Tianwei Yingli and a non-cash provision of RMB 851.7 million (US$135.3 million) on the Company’s inventory purchase commitments as discussed above.

Excluding the non-cash charges, operating expenses in 2011 would be RMB 1,744.6 million (US$277.2 million). The increase in operating expenses in 2011 was mainly caused by increased investment in research and development and an expanded scale of business.

Operating expenses as a percentage of net revenues were 35.1% in 2011, compared to 11.0% in 2010. Excluding the non-cash charges, operating expenses as a percentage of net revenues would be 11.9% in 2011.

Interest Expense

Interest expense in 2011 was RMB 626.7 million (US$99.6 million), compared to RMB 438.0 million in 2010. The interest expense in 2011 included non-cash interest expense of RMB 23.5 million (US$3.7 million), compared to non-cash interest expense including additional accounting charge upon conversion of Convertible Notes of RMB 131.5 million in 2010. Such non-cash interest expense was primarily related to certain financial instruments issued in 2009.

After excluding the non-cash interest expense, interest expense in 2011 would be RMB 603.3 million (US$95.8 million), compared to RMB 306.5 million in 2010. The increase in 2011 was primarily attributable to the expanded scale of borrowings. The weighted average interest rate for these borrowings in 2011 was 6.33%, compared to 6.37% in 2010.

Foreign Currency Exchange Losses

Foreign currency exchange loss was RMB 190.5 million (US$30.3 million) in 2011, compared to RMB 338.2 million in 2010. The foreign currency exchange loss in 2011 was primarily due to the depreciation of the Euro and the U.S. dollar against the Renminbi.

Income Tax Benefit (Expense)

Income tax benefit was RMB 133.4 million (US$21.2 million) in 2011, compared to income tax expense of RMB 333.5 million in 2010.

Net Loss (Income)

Net loss was RMB 3,208.9 million (US$509.8 million) and loss per ordinary share and per ADS was RMB 20.46 (US$3.25) in 2011.

On an adjusted non-GAAP basis, net income was RMB 773.7 million (US$122.9 million) in 2011. Adjusted non-GAAP diluted earnings per ordinary share and per ADS were RMB 4.81 (US$0.76) in 2011.

Share Repurchase Program

As of December 31, 2011, the Company had repurchased approximately 5.6 million of outstanding ADSs from the open market for a total consideration of US$19.6 million under the Share Repurchase Program announced in September 2011.

Conversion of Convertible Notes Issued in January 2009

In January 2012, the Company issued 3,588,025 ordinary shares to Trustbridge Partners II, L.P. (“Trustbridge”) upon the conversion of the remaining US$14.6 million senior secured convertible notes due 2012, which were issued pursuant to a previously announced note purchase agreement entered into between the Company and Trustbridge in January 2009.  As a result, the senior secured convertible notes have been fully converted into ordinary shares.

Business Outlook for Full Year 2012

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company expects its PV module shipment target to be in the estimated range of 2,400 MW to 2,500 MW for fiscal year 2012, which represents an increase of 49.6% to 55.9% compared to fiscal year 2011.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation, non-cash interest expense, additional accounting charge upon the previously announced conversion of the senior secured convertible notes due 2012 (the “Convertible Notes”), gain on bargain purchase from an acquisition, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli, non-cash inventory provision and non-cash valuation allowance for deferred tax assets, non-cash impairments of long-lived assets and goodwill and non-cash provision for inventory purchase commitments. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.2939 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2011. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on February 29, 2012, which corresponds to 9:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number: +1-866-519-4004

• International dial-in number: +1-718-354-1231

• Passcode: 54082258

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com . A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until March 6, 2012 by dialing:

• U.S. Toll Free Number: +1-866-214-5335

• International dial-in number: +1-718-354-1232

• Passcode: 54082258

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Currently, Yingli Green Energy maintains a balanced vertically integrated production capacity of 1.7 GW per year. Capacity expansion projects of an additional 750 MW in total are under construction in Haikou, Tianjin, Hengshui and Baoding, which are expected to start initial production in the first and third quarter of 2012 and will increase the Company’s total nameplate production capacity to 2.45 GW by the end of 2012. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 14,000 employees and more than 10 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit http://www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward- looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:
Qing Miao
Director of Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
Email: ir@yinglisolar.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	December 31,2010	December 31,2011
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	6,501,060	5,613,320	891,867
Accounts receivable, net	2,099,805	2,411,886	383,210
Inventories	2,524,956	2,670,919	424,366
Prepayments to suppliers	573,937	386,939	61,478
Prepaid expenses and other current assets	1,207,303	1,655,231	262,990
Total current assets	12,907,061	12,738,295	2,023,911

Long-term prepayments to suppliers	504,326	1,322,714	210,158
Property, plant and equipment, net	9,933,956	12,389,184	1,968,443
Land use rights	358,834	523,219	83,131
Goodwill and intangible assets, net	434,160	110,386	17,539
Other assets	50,157	399,615	63,492
Total assets	24,188,494	27,483,413	4,366,674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	5,857,878	8,225,076	1,306,833
Convertible notes	—	139,345	22,140
Accounts payable	2,475,415	2,977,230	473,034
Other current liabilities and accrued expenses	1,449,685	1,607,961	255,479
Total current liabilities	9,782,978	12,949,612	2,057,486

Convertible notes	91,334	—	—
Long-term debt, excluding current portion	2,496,482	3,451,899	548,451
Medium-term notes	1,001,128	2,406,391	382,337
Other liabilities	542,956	1,621,850	257,686
Total liabilities	13,914,878	20,429,752	3,245,960

Shareholders’ equity:
Ordinary shares	11,881	12,011	1,908
Additional paid-in capital	6,412,995	6,476,123	1,028,952
Accumulated other comprehensive income	59,183	138,999	22,085
Treasury stock	—	(123,838)	(19,675)
Retained earnings (deficits)	1,866,813	(1,342,098)	(213,238)
Total equity attributable to Yingli Green Energy	8,350,872	5,161,197	820,032
Noncontrolling interests	1,922,744	1,892,464	300,682
Total shareholders’ equity	10,273,616	7,053,661	1,120,714
Total liabilities and shareholders’ equity	24,188,494	27,483,413	4,366,674

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	December 31, 2010	September 30,2011	December 31, 2011
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	4,003,996	4,201,785	2,503,157	397,712
Sales of PV systems	19,333	9,231	35,948	5,712
Other revenues	42,873	47,560	28,490	4,527
Total net revenues	4,066,202	4,258,576	2,567,595	407,951
Cost of revenues:
Cost of PV modules sales	(2,665,839)	(3,713,630)	(2,396,760)	(380,807)
Cost of PV systems sales	(13,572)	(7,329)	(30,176)	(4,794)
Cost of other revenues	(49,045)	(79,077)	(63,335)	(10,065)
Total cost of revenues	(2,728,456)	(3,800,036)	(2,490,271)	(395,666)
Gross profit	1,337,746	458,540	77,324	12,285
Selling expenses	(226,036)	(191,926)	(221,542)	(35,199)
General and administrative expenses	(123,311)	(186,491)	(193,198)	(30,696)
Research and development expenses	(44,947)	(85,635)	(46,672)	(7,415)
Provision for inventory purchase commitments	—	—	(851,694)	(135,321)
Impairment of long-lived assets and goodwill	—	—	(2,548,406)	(404,901)
Total operating expenses	(394,294)	(464,052)	(3,861,512)	(613,532)
Income (loss) from operations	943,452	(5,512)	(3,784,188)	(601,247)
Other income (expense):
Interest expense	(130,595)	(156,430)	(181,993)	(28,916)
Interest income	4,122	6,673	11,254	1,788
Foreign currency exchange losses	(62,882)	(153,189)	(133,969)	(21,286)
Other income	1,930	8,252	18,787	2,985
Earnings (loss) before income taxes	756,027	(300,206)	(4,070,109)	(646,676)
Income tax benefit (expense)	(121,732)	34,374	249,321	39,613
Net income (loss)	634,295	(265,832)	(3,820,788)	(607,063)
Less: Loss (earnings) attributable to the non-controlling interests	(112,341)	85,381	48,435	7,696
Net income (loss) attributable to Yingli Green Energy	521,954	(180,451)	(3,772,353)	(599,367)

Weighted average shares and ADSs outstanding
Basic	155,987,778	158,195,822	154,769,797	154,769,797
Diluted	160,441,684	158,195,822	154,769,797	154,769,797

Earnings (loss) per share and per ADS
Basic	3.35	(1.14)	(24.37)	(3.87)
Diluted	3.25	(1.14)	(24.37)	(3.87)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	December 31, 2010	September 30, 2011	December 31, 2011
	RMB	RMB	RMB	US$
Non-GAAP income (loss) attributable to Yingli Green Energy	565,929	142,658	(126,502)	(20,100)
Share-based compensation	(15,819)	(13,481)	(22,297)	(3,543)
Amortization of intangible assets	(12,111)	(11,967)	(11,967)	(1,901)
Inventory provision	—	(258,628)	(211,245)	(33,563)
Impairment of long-lived assets	—	—	(2,275,024)	(361,465)
Impairment of goodwill	—	—	(273,382)	(43,436)
Provision for inventory purchase commitments	—	—	(851,694)	(135,321)
Non-cash interest expenses	(16,045)	(10,171)	(242)	(38)
Valuation allowance for deferred tax assets	—	(28,862)	—	—
Net income (loss) attributable to Yingli Green Energy	521,954	(180,451)	(3,772,353)	(599,367)
Non-GAAP diluted earnings (loss) per share and per ADS	3.53	0.89	(0.82)	(0.13)
Diluted earnings (loss) per share and per ADS	3.25	(1.14)	(24.37)	(3.87)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except for share, ADS, per share and per ADS data)

	Year ended
	December 31, 2010	December 31, 2011
	RMB	RMB	US$
Net revenues:
Sales of PV modules	12,276,854	14,397,086	2,287,467
Sales of PV systems	56,662	53,731	8,537
Other revenues	166,471	227,148	36,090
Total net revenues	12,499,987	14,677,965	2,332,094
Cost of revenues:
Cost of PV modules sales	(8,131,218)	(11,905,502)	(1,891,594)
Cost of PV systems sales	(49,190)	(43,280)	(6,876)
Cost of other revenues	(166,794)	(279,504)	(44,409)
Total cost of revenues	(8,347,202)	(12,228,286)	(1,942,879)
Gross profit	4,152,785	2,449,679	389,215
Selling expenses	(780,244)	(818,022)	(129,971)
General and administrative expenses	(454,418)	(641,716)	(101,958)
Research and development expenses	(137,525)	(284,909)	(45,267)
Provision for inventory purchase commitments	—	(851,694)	(135,321)
Impairment of long-lived assets and goodwill	—	(2,548,406)	(404,901)
Total operating expenses	(1,372,187)	(5,144,747)	(817,418)
Income (loss) from operations	2,780,598	(2,695,068)	(428,203)
Other income (expense):
Interest expense	(438,011)	(626,737)	(99,578)
Interest income	15,992	28,852	4,584
Foreign currency exchange losses	(338,216)	(190,475)	(30,264)
Gain on bargain purchase from an acquisition	—	52,202	8,294
Other income	11,136	32,036	5,090
Earnings (loss) before income taxes	2,031,499	(3,399,190)	(540,077)
Income tax benefit (expense)	(333,466)	133,413	21,197
Net income (loss)	1,698,033	(3,265,777)	(518,880)
Less: Loss (earnings) attributable to the non-controlling interests	(311,257)	56,866	9,035
Net income (loss) attributable to Yingli Green Energy	1,386,776	(3,208,911)	(509,845)

Weighted average shares and ADSs outstanding
Basic	151,542,518	156,805,040	156,805,040
Diluted	156,558,197	156,805,040	156,805,040

Earnings (loss) per share and per ADS
Basic	9.15	(20.46)	(3.25)
Diluted	8.86	(20.46)	(3.25)

Reconciliation of Non-GAAP measures to GAAP measures

	Year ended
	December 31, 2010	December 31 2011
	RMB	RMB	US$
Non-GAAP income attributable to Yingli Green Energy	1,630,371	773,747	122,936
Share-based compensation	(63,680)	(64,674)	(10,276)
Amortization of intangible assets	(48,444)	(47,867)	(7,605)
Impairment of long-lived assets	—	(2,275,024)	(361,465)
Impairment of goodwill	—	(273,382)	(43,436)
Additional accounting charge upon conversion of Convertible Notes	(50,857)
Provision for inventory purchase commitments	—	(851,694)	(135,321)
Inventory provision	—	(469,873)	(74,655)
Gain on bargain purchase	—	52,202	8,294
Valuation allowance for deferred tax assets	—	(28,862)	(4,586)
Non-cash interest expenses	(80,614)	(23,484)	(3,731)
Net income (loss) attributable to Yingli Green Energy	1,386,776	(3,208,911)	(509,845)
Non-GAAP diluted earnings per share and per ADS	10.41	4.81	0.76
Diluted earnings (loss) per share and per ADS	8.86	(20.46)	(3.25)